Lion Group Holding Ltd.

Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay
Hong Kong

VIA EDGAR

May 4, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Lin

Re:	Lion Group Holding Ltd.
Registration Statement on Form F-1
Filed January 21, 2021
File No. 333-252202

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lion Group Holding Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on May 6, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer

cc:	Loeb & Loeb LLP